
March 27, 2023

Charles W. Scharf
Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

> **Re: Wells Fargo & Company**
> **Registration Statement on Form S-3**
> **Filed March 14, 2023**
> **File No. 333-270532**

Dear Charles W. Scharf:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Dawn Holicky Pruitt, Esq.